Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Three Months
	Ended March 31,
	2009

Earnings
Income from continuing operations before provision for income taxes	$106,663
Income from equity investees	(12,919)
Distributed income from equity investees	3,040
Interest and amortization of deferred finance costs	163,810
Amortization of capitalized interest	462
Implicit rental interest expense	14,986

Total Earnings	$276,042

Fixed Charges
Interest and amortization of deferred finance costs	$163,810
Capitalized interest	4,422
Implicit rental interest expense	14,986

Total fixed charges	$183,218

Ratio of earnings to fixed charges	1.51	x